UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          Command Security Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    20050L100
                                 (CUSIP Number)


                               Mr. Bruce Galloway
                      c/o Galloway Capital Management, LLC
                           1325 Avenue of the Americas
                              New York, N.Y. 10019

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  April 6, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 20050L100

1) NAME OF REPORTING PERSON
   S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Bruce Galloway
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2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |X|

                                                       (b) |_|
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3) SEC USE ONLY
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4) SOURCE OF FUNDS            OO
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5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(D) OR 2(E)                                      |_|
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6) CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America
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                  7) SOLE VOTING POWER

NUMBER OF            384,500
SHARES            --------------------------------------------------------------
BENEFICIALLY      8) SHARED VOTING POWER
OWNED BY
EACH                  0
REPORTING         --------------------------------------------------------------
PERSON            9) SOLE DISPOSITIVE POWER
WITH
                     172,500
                  --------------------------------------------------------------
                  10) SHARED DISPOSITIVE POWER  0
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11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    384,500
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12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          |_|
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13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.12%
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14) TYPE OF REPORTING PERSON

    IN
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

      ITEM 1. SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is the Common Stock (the "Common Stock") of Command Security Corporation (the "Company"). The principal executive offices of the Company are located at Route 55, Lexington Park, Lagrangeville, NY, 12540.

      ITEM 2. IDENTITY AND BACKGROUND.

      (a) - (c) This statement is being filed by Mr. Bruce Galloway (the "Reporting Person"), an individual investor, whose principal place of business is c/o Galloway Capital Management, LLC, 1325 Avenue of the Americas, 26th Floor New York, NY 10019.

      (d) - (e) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (b) The Reporting Person is a United States citizen.

      ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      See Item 5(a) below.

      ITEM 4. PURPOSE OF TRANSACTION.

      The Reporting Person initially acquired securities of the Company as an investment in the Company. Following a period of several months of discussions with one or more members of the Company's Board of Directors about the performance of the Company and the Company's potential additional capital requirements, and the Reporting Person's continued dissatisfaction with such performance and, in particular, the performance of William Vassell, the Chief Executive Officer of the Company ("Vassell"), the Reporting Person is now seeking to acquire a more substantial equity position in the Company, to pursue discussions with the Company regarding the potential for providing the Company with additional capital, which the Reporting Person believes is required, to remove Vassell from all positions that he holds with the Company and its affiliates and to modify the composition of the Company's Board of Directors to include directors recommended or designated by the Reporting Person. In furtherance of these objectives, pursuant to a letter agreement dated March 2, 2004, as amended on April 1, 2004, GCM Security Partners, LLC, a limited liability company of which the Reporting Person is the managing member ("GCM"), and Reliance Security Group plc ("Reliance"), GCM and Reliance have entered into exclusive negotiations concerning the sale by Reliance to GCM of (i) 1,617,339 shares of the Company's Common Stock, (ii) 12,325.35 shares of the Company's preferred stock (which are convertible into 1,232,535 shares of the Company's Common Stock, (iii) a warrant to acquire 150,000 shares of the Company's Common Stock at an exercise price of $1.03125 per share and (iv) a warrant to acquire 2,298,092 shares of the Company's Common Stock at an exercise price of $1.25 per share (the securities referred to in (i) - (iv) above are referred to herein as the "Reliance Securities"). The acquisition of the Reliance Securities by GCM is subject to the following conditions:

      1. Board Approval. The prior or contemporaneous approval by the Company's Board of Directors or the determination by the Company's Board of Directors that the anti-takeover provisions contained in the Company's Articles of Incorporation are inapplicable to the proposed purchase and sale of the Reliance Securities;

      2. Termination of Vassell. Vassell shall either have resigned or shall be terminated from all positions held by him with the Company or any of its subsidiaries or affiliates, whether as a director, officer or member of any committee of the Company.

      3. Resignation of Reliance and Vassell Directors. Concurrent with the closing of the sale and purchase of the Reliance Securities, all members of the Board of Directors or any committee of the Board of Directors of the Company or any of its subsidiaries or affiliates that have been nominated or designated by or on behalf of Reliance or Vassell, other than Carl Painter, shall have resigned from such positions.

      4. Lender Approval. The Company's lenders shall have agreed in writing that no default or event of default shall occur or have occurred as a result of the consummation of the sale and purchase of the Reliance Securities.

      5. Due Diligence. GCM shall have completed its due diligence investigation of Company to its satisfaction in its sole discretion.

      6. Definitive Agreement. Reliance and GCM shall have entered into a formal written stock purchase agreement and other documentation, containing such representation and warranties, agreements, closing conditions and indemnification provisions as are customary and appropriate for a transaction of this nature and magnitude and mutually acceptable to each of GCM and Reliance in their discretion.

      In response to these initiatives, on April 7, 2004, Gregory J. Miller, the Chairman of the Company's Independent Director's Committee, wrote to a representative of the Reporting Person that, based on his efforts, Mr. Miller obtained a commitment from Vassell to resign from his positions with the Company and to support GCM's acquisition of the Reliance Securities, only if, among other things, (i) GCM agrees to purchase 100% of the Company's securities owned by Vassell at $1.00 per share, (ii) Vassell receives his "termination compensation" under his employment agreement with the Company, (iii) Vassell is permitted to retain 200,000 warrants to acquire the Company's common shares at a price of $1.25 per share, the duration of such warrants is extended to a period of five years, subject to certain conditions, and (iv) Vassell is paid an additional $75,000 for his agreement not to solicit any current customer of the Company or any member of the Company's senior management for a period of one year. Under a shareholders agreement between Vassell and Reliance, Vassell has the right to designate three members of the Company's Board of Directors and, therefore, substantially influence, if not control, the outcome of the Reporting Person's ability to acquire the Reliance Securities and to contribute additional capital to improve the business of the Company. The Reporting Person believes that the right granted to Vassell to appoint three members to the Company's Board of Directors disparately reduces the voting rights of the Company's other shareholders. Further, the Reporting Person believes that Vassell's requests indicate clearly that he is placing his personal financial interests ahead of the interests of the Company and all of its shareholders, which could benefit greatly by the transaction proposed by the Reporting Person.

      On April 8, 2004, Vassell commenced a lawsuit against Reliance and the Company in the United States District Court for the Southern District of New York seeking to prevent the proposed transaction between Reliance and the Reporting Person.

      ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of the date hereof, the Reporting Person, for and on behalf of accounts over which he has control, beneficially owns an aggregate of 384,500 shares of Common Stock, representing approximately 6.12% of the outstanding shares of Common Stock, based upon the 6,287,343 shares of Common Stock reported by the Company to be issued and outstanding as of February 13, 2004 in the Company's latest Form 10-Q filed with the Securities and Exchange Commission.

      The Reporting Person may be deemed to have obtained beneficial ownership of the Common Stock pursuant to a Proxy, dated April 6, 2004, from Europa International Inc. ("Europa") pursuant to which the Reporting Person was appointed the proxy of Europa, with full power and sole discretion to vote the shares of Common Stock held by Europa for a period of three months. Europa beneficially owns an aggregate of 212,000 shares of Common Stock, representing approximately 3.37% of the outstanding shares of Common Stock.

      The Reporting Person, with the proxy from Europa, beneficially owns a total of 6.12% of the outstanding shares of Common Stock.

      (b) The Reporting Person currently has sole voting power over 384,500 shares of Common Stock and sole power to dispose of 172,500 shares of Common Stock.

      (c) The Reporting Person has not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

      (d) Not applicable.

      (e) Not applicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      As stated above, the Reporting Person was appointed the proxy of Europa, with full power and sole discretion to vote the shares of Common Stock held by Europa for a period of three months. No shares of the Common Stock were purchased from Europa.

      ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      (1) Proxy, dated April 6, 2004, from Europa International Inc. to Bruce Galloway.

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April __, 2004


                                                           ---------------------
                                                           Bruce Galloway